KUALA LUMPUR KEPONG BERHAD

(15043-V)

www.klk.com.my

BY COURIER

05012968

SUPPL

RECEIVED
2005 DEC -1 P 2:29
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Our Ref : KLK/SE

28 November 2005

Securities and Exchange Commi
Office of International Corporate
450 Fifth Street, N.W.
Washington, DC 20549
United States of America

Dear Sirs

ANNOUNCEMENT : FILE NO. 82-5022
Pursuant to Rule 12g3-2(b) of the Securities Exchange Act of 1934

We enclose a copy of the following announcements which were made to Bursa Malaysia Securities Berhad (formerly Kuala Lumpur Stock Exchange, Malaysia) for your records :

PROCESSED
DEC 05 2005
THOMSON
FINANCIAL

DATE	**TITLE**
	GENERAL ANNOUNCEMENT
25 Oct. 2005	Change of Name of Subsidiary
11 Nov. 2005	Listed Companies' Crop – October 2005
14 Nov. 2005	Schedule for Release of 4th Quarter Results
23 Nov. 2005	Proposed Authority to Buy Back its own Shares by the Company; Proposed Shareholders' Mandate for recurrent Related Party Transactions of a Revenue or Trading Nature
23 Nov. 2005	Proposed Acquisition of a Citation Bravo Aircraft ("Bravo") From Smooth Route Sdn Bhd ("Smooth Route")
	FINANCIAL RESULTS
23 Nov. 2005	4th Quarterly Results
	ENTITLEMENTS (Notice of Book Closure)
23 Nov. 2005	Final Dividend
23 Nov. 2005	Special Dividend
	CHANGES IN SUBSTANTIAL SHAREHOLDER'S INTEREST PURSUANT TO FORM 29B OF THE COMPANIES ACT, 1965
26 Oct. 2005	Dato' Lee Oi Hian
26 Oct. 2005	Dato' Lee Hau Hian
26 Oct. 2005	Dato' Lee Soon Hian
26 Oct. 2005	Di-Yi Sdn Bhd
26 Oct. 2005	Elionai Sdn Bhd
26 Oct. 2005	High Quest Holdings Sdn Bhd
26 Oct. 2005	Wan Hin Investments Sdn Bhd & Group
	CHANGES IN DIRECTOR'S INTEREST PURSUANT TO SECTION 135 OF THE COMPANIES ACT, 1965
26 Oct. 2005	Dato' Lee Oi Hian
26 Oct. 2005	Dato' Lee Hau Hian

Kindly acknowledge receipt of the enclosures at the e-mail address stanley.lim@klk.com.my. Please quote the date of our letter in your acknowledgement.

Yours faithfully
KUALA LUMPUR KEPONG BERHAD

[J. C. Lim]
Company Secretary

cc JP Morgan Chase Bank, 20 / F., Chater House, 8 Connaught Road, Central, Hong Kong
Attention : Ms Tintin Subagyo

sh/adr/2005/nov05

Form Version 2.0

General Announcement

Submitted by **KUALA LUMPUR KEPONG** on **25/10/2005 04:52:18 PM**
Reference No **KL-051025-0D083**

Submitting Merchant Bank (if applicable)	:	
Submitting Secretarial Firm Name (if applicable)	:	
* Company name	:	**Kuala Lumpur Kepong Berhad**
* Stock name	:	**KLK**
* Stock code	:	**2445**
* Contact person	:	**J.C. Lim**
* Designation	:	**Company Secretary**

* Type : ● **Announcement** ○ **Reply to query**

* Subject :

CHANGE OF NAME OF SUBSIDIARY

* **Contents :-**

We wish to inform that Acc-Enhance Sdn Bhd, a wholly-owned subsidiary of KLK, has changed its name to **"Crabtree Global Resourcing Sdn. Bhd."** with effect from 18 October 2005.

Official notification of the change was received from the Companies Commission of Malaysia today.

Tables Section - This section is to be used to create and insert tables. Please make the appropriate reference to the table(s) in the Contents of the Announcement:

LSL

Form Version 2.0

General Announcement

Submitted by **KUALA LUMPUR KEPONG** on **11/11/2005 08:52:58 AM**
Reference No **KL-051111-4E4BE**

Submitting Merchant Bank (if applicable)	:	
Submitting Secretarial Firm Name (if applicable)	:	
* Company name	:	**Kuala Lumpur Kepong Berhad**
* Stock name	:	**KLK**
* Stock code	:	**2445**
* Contact person	:	**J C Lim**
* Designation	:	**Company Secretary**

* Type : ● **Announcement** ○ **Reply to query**

* Subject :

Listed Companies' Crop
October 2005

* **Contents :-**

We submit below the crop figures for the month of **October 2005** :-

Tables Section - This section is to be used to create and insert tables. Please make the appropriate reference to the table(s) in the Contents of the Announcement:

	2005		
	Oct	Nov	Dec
Fresh Fruit Bunches (mt)	**193,430**		
Crude Palm Oil (mt)	**40,364**		
Palm Kernel (mt)	**9,764**		
Rubber (kg)	**2,287,850**		

	2006								
	Jan	Feb	Mar	Apr	May	Jun	Jul	Aug	Sep
Fresh Fruit Bunches (mt)									
Crude Palm Oil (mt)									
Palm Kernel (mt)									
Rubber (kg)									

/gcs

Form Version 2.0

General Announcement

Submitted by **KUALA LUMPUR KEPONG** on **14/11/2005 12:34:56 PM**
Reference No **KL-051114-91475**

Submitting Merchant Bank (if applicable)	:	
Submitting Secretarial Firm Name (if applicable)	:	
* Company name	:	**Kuala Lumpur Kepong Berhad**
* Stock name	:	**KLK**
* Stock code	:	**2445**
* Contact person	:	**J.C. Lim**
* Designation	:	**Company Secretary**

* Type : ● **Announcement** ○ **Reply to query**

* Subject :
Schedule for Release of 4th Quarter Results

* **Contents :-**

We wish to advise that the 4th Quarter Results (July to September 2005) of the KLK Group is scheduled for release on Wednesday, 23 November 2005 evening.

ska

Tables Section - This section is to be used to create and insert tables. Please make the appropriate reference to the table(s) in the Contents of the Announcement:

Form Version 2.0

General Announcement

Submitted by **KUALA LUMPUR KEPONG** on **23/11/2005 04:59:28 PM**

Reference No **KL-051123-5C4F5**

Submitting Merchant Bank (if applicable)	:	
Submitting Secretarial Firm Name (if applicable)	:	
* Company name	:	**Kuala Lumpur Kepong Berhad**
* Stock name	:	**KLK**
* Stock code	:	**2445**
* Contact person	:	**J. C. Lim**
* Designation	:	**Company Secretary**

* Type : ● **Announcement** ○ **Reply to query**

* Subject :

*** Proposed Authority to Buy Back its own Shares by the Company;**
*** Proposed Shareholders' Mandate for recurrent Related Party Transactions of a Revenue or Trading Nature**
("hereinafter referred to as "Proposals")

* **Contents :-**

Introduction

Kuala Lumpur Kepong Berhad ("KLK") wishes to announce that it will be seeking shareholders' approvals for the following proposals at its Extraordinary General Meeting ("EGM") to be convened on 22 February 2006, the same day as its Annual General Meeting ("AGM"):

- Proposed Authority to Buy Back its own Shares by the Company ["Proposed Authority to Buy Back Shares"]
- Proposed Shareholders' Mandate for recurrent Related Party Transactions of a Revenue or Trading Nature ["Proposed Shareholders' Mandate"]

Proposed Authority to Buy Back Shares

The mandate granted at the last EGM of the Company held on 23 February 2005, by its shareholders to the Directors for the Company to buy back KLK's own Shares, will expire at the forthcoming AGM of KLK. The Board has proposed that a fresh mandate be sought from the shareholders for the Company to buy back its own Shares up to an amount not exceeding 10% of the Issued and Paid-up Share Capital (excluding treasury shares) of KLK, or 70.9 million KLK Shares.

Proposed Shareholders' Mandate For Recurrent Related Party Transactions

At the EGM held on 23 February 2005, the shareholders of KLK had also granted a mandate for KLK and/or its subsidiaries to enter into recurrent related party transactions of a revenue or trading nature which are necessary for the Group's day-to-day operations in the ordinary course

of business, provided that such transactions are made at arms' length, on normal commercial terms which are not more favourable to the related parties than those generally available to the public and are not to the detriment of the minority shareholders of the Company. The said mandate will also expire at the forthcoming AGM of the Company.

Pursuant to Paragraph 10.09 of the Bursa Malaysia Securities Berhad ("Bursa Malaysia") Listing Requirements and Bursa Malaysia Practice Note No. 12/2001, the Board proposes that a fresh mandate be sought from the shareholders to allow the KLK Group to enter into recurrent related party transactions of a revenue or trading nature at the EGM to be held on the same day as the Company's forthcoming AGM.

Circular to Shareholders

A Circular containing the details of the Proposals will be despatched to the shareholders of KLK in due course.

LJC/ska

Tables Section - This section is to be used to create and insert tables. Please make the appropriate reference to the table(s) in the Contents of the Announcement:

Form Version 2.0

General Announcement

Submitted by KUALA LUMPUR KEPONG on 23/11/2005 04:59:32 PM
Reference No KL-051123-5C4F8

Submitting Merchant Bank (if applicable)	:	
Submitting Secretarial Firm Name (if applicable)	:	
* Company name	:	**Kuala Lumpur Kepong Berhad**
* Stock name	:	**KLK**
* Stock code	:	**2445**
* Contact person	:	**J.C. Lim**
* Designation	:	**Company Secretary**

* Type : ● **Announcement** ○ **Reply to query**

* Subject :

PROPOSED ACQUISITION OF A CITATION BRAVO AIRCRAFT ("BRAVO") FROM SMOOTH ROUTE SDN BHD ("SMOOTH ROUTE") ["PROPOSED ACQUISITION"]

* **Contents :-**

Pursuant to the Bursa Malaysia Securities Berhad ("Bursa Malaysia") Listing Requirements Paragraph 10.08 and 10.07, Kuala Lumpur Kepong Berhad ("KLK") wishes to announce the following related party transaction:

Introduction

KLK (or its wholly-owned subsidiary) proposes to acquire from Smooth Route a 5-year old 7-passengers turbojet aircraft to be used to facilitate management of the Group's operations, particularly those in Indonesia. Smooth Route as a Malaysian incorporated company involved in aircraft chartering and is the owner of the Bravo.

Description of the Aircraft

Details of the Aircraft to be acquired are as follows:

Aircraft Model	:	CITATION BRAVO
Manufacturer	:	CESSNA AIRCRAFT COMPANY, USA
Serial Number	:	550-0936
Registration Number	:	N550TM
Year of Manufacture	:	1999
Year of Delivery	:	AUGUST 2000

The Bravo has a U.S. registration under the US Federal Aviation Authority Regulations. It is proposed to maintain this registration because of its operating flexibility and ease of future disposal compared to other types of registration.

The Bravo will continue to be based at Smooth Route's hangar at Lapangan Terbang Sultan Abdul Aziz Shah, Subang, Selangor Darul Ehsan, and Smooth Route will maintain and service the aircraft.

Rationale

In acquiring the Bravo, KLK's management will be able to fly directly to where its operations are located, particularly Indonesia, without having to put up with limited routes, inconvenient flight schedulings, delays, flight cancellations and other vagaries of commercial airline travel. Management's limited time is thus made optimal use of, freeing management to concentrate on the key issues at hand.

Purchase Consideration

The purchase consideration of RM16,500,000 for the Bravo complete with optional equipment, existing spare parts and special tools was based on the valuation letter dated 6 September 2005 undertaken by Mr. Roberth Hollander, the Sales Director of Citation Regional Sales Asia/Pacific, Cessna Aircraft Company, using the Vref Publications, Inc. 3rd Quarter 2005 edition as a guide for aircraft comparable in age and condition to the Bravo. The valuation of USD4,238,992 equivalent to RM15,938,610 is exclusive of the spare parts being purchased over.

Funding

The Acquisition of Bravo is to be financed through KLK's internally generated funds. A 10% deposit amounting to RM1,650,000 will be paid to Smooth Route upon execution of the Sale and Purchase Agreement for the Bravo. The balance of RM14,850,000 will be paid on the completion date which is expected to be not later than April 2006.

Effects on the Company

The Proposed Acquisition will not have any effect on the share capital of the Company nor any material effect on the Net Tangible Assets and Earnings Per Share of the Group.

Directors' and Substantial Shareholders' Interests

The Proposed Acquisition is a related party transaction but is not considered material.

Smooth Route is a wholly-owned subsidiary of Baypark Holdings Sdn. Bhd. ("Baypark") with Dato' Lee Soon Hian being a direct major shareholder of Baypark. Dato' Lee Oi Hian, Dato' Lee Hau Hian and Dato' Lee Soon Hian are direct/indirect shareholders and deemed major shareholders in KLK. Dato' Lee Oi Hian and Dato' Lee Hau Hian are Directors of KLK and are the brothers of Dato' Lee Soon Hian.

By virtue of Section 6A of the Companies Act 1965, the Wan Hin Investments Sdn Bhd group of companies are deemed major shareholders of KLK. Dato' Lee Oi Hian, Dato' Lee Hau Hian and Dato' Lee Soon Hian are major shareholders of Di-Yi Sdn Bhd, High Quest Holdings Sdn Bhd and Elionai Sdn Bhd respectively, which in turn are major shareholders of Wan Hin Investments Sdn Bhd and accordingly all these parties are to be regarded as interested in the Proposed Acquisition.

Accordingly, Dato' Lee Oi Hian and Dato' Lee Hau Hian are deemed interested Directors in this related party transaction with a connected person. They have therefore, abstained from all Board deliberations on the Proposed Acquisition and will abstain from voting in the Ordinary Resolution in respect of the Proposed Acquisition. The interested major shareholders and parties connected to the interested Directors and/or interested major shareholders will also abstain from voting on this Resolution at the Extraordinary General Meeting ("EGM").

Saved as disclosed, none of the other KLK Directors or major shareholders of KLK have any interest, direct or indirect, in the Proposed Acquisition.

Shareholders' Approval

The Proposed Acquisition does not fall within the class of transactions which requires shareholders' approvals at a General Meeting under Bursa Malaysia Listing Requirements. However, shareholders' approval is required pursuant to Section 132E of the Companies Act, 1965. The approval of the shareholders for the Proposed Acquisition will be sought at an EGM of the Company to be convened on 22 February 2006, the same day as its Annual General Meeting. A Circular containing the details of the Proposed Acquisition will be despatched to the shareholders of KLK in due course.

Similarly, approval from the shareholders of Smooth Route is required.

Directors' Statement

With Dato' Lee Oi Hian and Dato' Lee Hau Hian abstaining from giving any opinion, the other Directors of KLK are of the opinion that the Proposed Acquisition is in the best interest of the Group.

/ska

Tables Section - This section is to be used to create and insert tables. Please make the appropriate reference to the table(s) in the Contents of the Announcement:

Form Version 2.0

Financial Results

Submitted by KUALA LUMPUR KEPONG on 23/11/2005 04:59:34 PM
Reference No KL-051123-C5C48

	Submitting Merchant Bank (if applicable)	:
	Submitting Secretarial Firm Name (if applicable)	:
*	Company name	: Kuala Lumpur Kepong Berhad
*	Stock name	: KLK
*	Stock code	: 2445
*	Contact person	: J C Lim
*	Designation	: Company Secretary

Part A1 : QUARTERLY REPORT

* Quarterly report for the financial period ended : 30/09/2005
* Quarter : ○ 1 Qtr ○ 2 Qtr ○ 3 Qtr ● 4 Qtr ○ Other
* Financial Year End : 30/09/2005
* The figures : ○ have been audited ● have not been audited

Please attach the full Quarterly Report here:

4th qtrly rpt.pdf

Remarks:

Part A2 : SUMMARY OF KEY FINANCIAL INFORMATION

Summary of Key Financial Information for the financial period ended
*** 30/09/2005**

		INDIVIDUAL QUARTER		CUMULATIVE QUARTER	
		CURRENT YEAR QUARTER * 30/09/2005 [dd/mm/yyyy] RM'000	PRECEDING YEAR CORRESPONDING QUARTER 30/09/2004 [dd/mm/yyyy] RM'000	CURRENT YEAR TO DATE * 30/09/2005 [dd/mm/yyyy] RM'000	PRECEDING YEAR CORRESPONDING PERIOD 30/09/2004 [dd/mm/yyyy] RM'000
1	Revenue	896,282	978,468	3,789,897	3,883,483
2	Profit/(loss) before tax	143,111	152,645	572,343	609,960
3	Profit/(loss) after tax and minority interest	99,670	107,095	410,654	430,249

4	Net profit/(loss) for the period	99,670	107,095	410,654	430,249
5	Basic earnings/(loss) per share (sen)	14.04	15.08	57.84	60.60
6	Dividend per share (sen)	34.00	24.00	40.00	30.00

		AS AT END OF CURRENT QUARTER*	AS AT PRECEDING FINANCIAL YEAR END
7	Net tangible assets per share (RM)	5.8400	5.5500

Remarks :

A final dividend of 9 sen per share less 28% Malaysian income tax and a special dividend of 25 sen per share less 28% Malaysian income tax have been recommended by the Directors in respect of financial year ended 30 September 2005 and subject to approval at the forthcoming Annual General Meeting.

Note: For full text of the above announcement, please access the KLSE Web site at www.klse.com.my

Part A3 : ADDITIONAL INFORMATION

		INDIVIDUAL QUARTER		CUMULATIVE QUARTER	
		CURRENT YEAR QUARTER*	PRECEDING YEAR CORRESPONDING QUARTER	CURRENT YEAR TO DATE*	PRECEDING YEAR CORRESPONDING PERIOD
		30/09/2005 16	30/09/2004 16	30/09/2005 16	30/09/2004 16
		[dd/mm/yyyy] RM'000	[dd/mm/yyyy] RM'000	[dd/mm/yyyy] RM'000	[dd/mm/yyyy] RM'000
1	Profit/(Loss) from operations	140,455	135,804	551,839	567,733
2	Gross interest income	5,506	4,497	17,640	17,950
3	Gross interest expense	1,641	1,303	6,744	5,686

Note: The above information is for the Exchange internal use only.

KUALA LUMPUR KEPONG BERHAD
(15043-V)
(Incorporated in Malaysia)

Condensed Consolidated Income Statement
For the year ended 30 September 2005
(The figures have not been audited.)

	Individual Quarter		Cumulative Quarter	
	3 months ended 30 September		12 months ended 30 September	
	2005	2004	2005	2004
	RM'000	RM'000	RM'000	RM'000
Revenue	896,282	978,468	3,789,897	3,883,483
Operating expenses	(783,023)	(866,180)	(3,297,188)	(3,372,134)
Other operating income	27,196	23,516	59,130	56,384
Operating profit	140,455	135,804	551,839	567,733
Finance cost	(1,641)	(1,303)	(6,744)	(5,686)
Share of results of associated companies	4,297	18,144	27,248	47,913
Profit before taxation	143,111	152,645	572,343	609,960
Tax expense	(41,284)	(39,893)	(156,502)	(159,889)
Profit after taxation	101,827	112,752	415,841	450,071
Minority interests	(2,157)	(5,657)	(5,187)	(19,822)
Net profit for the period	99,670	107,095	410,654	430,249
	Sen	Sen	Sen	Sen
Earnings per share - Basic	14.04	15.08	57.84	60.60
- Diluted	N/A	N/A	N/A	N/A

N/A - Not applicable

The Condensed Consolidated Income Statement should be read in conjunction with the Annual Financial Report for the year ended 30 September 2004.

KUALA LUMPUR KEPONG BERHAD
(15043-V)
(Incorporated in Malaysia)

Condensed Consolidated Balance Sheet
As at 30 September 2005
(The figures have not been audited.)

	30 September 2005	30 September 2004
	RM'000	RM'000
Property, plant and equipment	2,464,625	2,352,652
Land held for property development	194,839	194,389
Associated companies	135,803	493,443
Other investments	466,766	94,579
Deferred tax assets	8,664	5,176
Intangible assets	17,661	19,060
Goodwill on consolidation	60,369	60,369
	3,348,727	3,219,668
Current assets		
Inventories	614,152	511,975
Trade and other receivables	573,230	507,965
Property development costs	25,950	20,489
Cash and cash equivalents	644,754	636,264
	1,858,086	1,676,693
Current liabilities		
Trade and other payables	335,625	332,023
Taxation	22,810	50,340
Borrowings	183,387	130,085
Finance leases	159	178
	541,981	512,626
Net current assets	1,316,105	1,164,067
	4,664,832	4,383,735
Share capital	712,516	712,516
Reserves	3,527,398	3,322,593
	4,239,914	4,035,109
Less: Cost of treasury shares	(13,447)	(13,447)
Shareholders' equity	4,226,467	4,021,662
Minority interests	145,965	137,894
Long term and deferred liabilities		
Deferred tax liabilities	180,814	158,662
Provision for retirement benefits	41,878	40,456
Borrowings	69,648	24,849
Finance leases	60	212
	292,400	224,179
	4,664,832	4,383,735
Net tangible assets per share (RM)	5.84	5.55

The Condensed Consolidated Balance Sheet should be read in conjunction with the Annual Financial Report for the year

KUALA LUMPUR KEPONG BERHAD
(15043-V)
(Incorporated in Malaysia)

Condensed Consolidated Statement of Changes in Equity
For the year ended 30 September 2005

(The figures have not been audited.)

	Share capital	Capital reserve	Revaluation reserve	Capital redemption reserve	Exchange fluctuation reserve	General reserve	Revenue reserve	Treasury shares	Total
	RM'000	RM'000	RM'000	RM'000	RM'000	RM'000	RM'000	RM'000	RM'000
ctober 2004	712,516	1,195,172	49,745	14,867	96,357	14,337	1,952,115	(13,447)	4,021,662
in/(loss) not recognised in the income statement	-	71	-	11,650	(43,071)	-	(9,216)	-	(40,566)
ofit for the period	-	-	-	-	-	-	410,654	-	410,654
nds paid	-	-	-	-	-	-	(165,283)	-	(165,283)
er from revenue reserve to capital reserve	-	29,727	-	-	-	-	(29,727)	-	-
er to revenue reserve on disposal of es in an associated company	-	(7,078)	(1,514)	-	(6,728)	-	15,320	-	-
September 2005	712,516	1,217,892	48,231	26,517	46,558	14,337	2,173,863	(13,447)	4,226,467
ctober 2003 as previously stated	712,516	1,158,255	49,745	11,735	97,626	14,337	1,745,064	(13,447)	3,775,831
of adopting FRS 119	-	-	-	-	-	-	(25,310)	-	(25,310)
ated	712,516	1,158,255	49,745	11,735	97,626	14,337	1,719,754	(13,447)	3,750,521
ss)/gain not recognised in the income statement	-	(41)	-	3,132	(1,269)	-	(21,206)	-	(19,384)
ofit for the period	-	-	-	-	-	-	430,249	-	430,249
nds paid	-	-	-	-	-	-	(139,724)	-	(139,724)
er from revenue reserve to capital reserve	-	36,958	-	-	-	-	(36,958)	-	-
September 2004	712,516	1,195,172	49,745	14,867	96,357	14,337	1,952,115	(13,447)	4,021,662

densed Consolidated Statement of Changes in Equity should be read in conjunction with the Annual Financial Report for the year ended 30 September 2004.

KUALA LUMPUR KEPONG BERHAD
(15043-V)
(Incorporated in Malaysia)

Condensed Consolidated Cash Flow Statement
For the year ended 30 September 2005
(The figures have not been audited.)

	12 months ended 30 September	
	2005	2004
	RM'000	RM'000
Cash Flows from Operating Activities		
Profit before taxation	572,343	609,960
Adjustment for non-cash flow :-		
Non-cash items	62,445	60,895
Non-operating items	(27,921)	(19,628)
Operating profit before working capital changes	606,867	651,227
Working capital changes :-		
Net change in current assets	(198,094)	(64,360)
Net change in current liabilities	2,325	88,971
Cash generated from operations	411,098	675,838
Interest paid	(6,683)	(5,655)
Tax paid	(142,295)	(126,048)
Retirement benefit paid	(3,677)	(3,554)
Net cash generated from operating activities	258,443	540,581
Cash Flows from Investing Activities		
Equity investments	57,787	13,076
Other investments	(245,939)	(366,843)
Net cash used in investing activities	(188,152)	(353,767)
Cash Flows from Financing Activities		
Bank borrowings	92,415	(9,608)
Transactions with owners as owners	(165,283)	(139,724)
Dividends paid to minority shareholders	(7,681)	(9,038)
Issue of shares to minority shareholders	10,440	3,799
Net cash used in financing activities	(70,109)	(154,571)
Net increase in cash and cash equivalents	182	32,243
Cash and cash equivalents at 1 October	611,261	581,962
	611,443	614,205
Foreign exchange differences on opening balances	3,996	(2,944)
Cash and cash equivalents at 30 September	615,439	611,261

The Condensed Consolidated Cash Flow Statement should be read in conjunction with the Annual Financial Report

KUALA LUMPUR KEPONG BERHAD
(15043-V)
(Incorporated in Malaysia)

Notes to Interim Financial Report

A Explanatory Notes as required by FRS 134

A1. Accounting Policies

The interim financial report is unaudited and has been prepared in compliance with FRS 134 - Interim Financial Reporting.

The accounting policies and methods of computation adopted by the Group in this interim financial report are consistent with those adopted in the financial statements for the year ended 30 September 2004 except for the adoption of a new approved accounting standard, FRS 120 – Accounting for Government Grants and Disclosure of Government Assistance. The adoption of FRS 120 does not have any material impact on the results of the Group for the financial period.

A2. Audit Report

The audit report for the financial year ended 30 September 2004 was not subject to any qualifications.

A3. Seasonal and Cyclical Factors

The Group's plantation operations are affected by seasonal crop production, weather conditions and fluctuating commodity prices. The business of its retailing sector is subject to seasonal sales.

A4. Unusual Items

There were no items affecting the assets, liabilities, equity, net income, or cash flows that are unusual because of their nature, size, or incidence.

A5. Changes in Estimates

There were no significant changes in the amount of estimates reported in prior interim periods or prior financial years that have a material effect in the current interim period.

A6. Issuance or Repayment of Debts and Equity Securities

There were no issuance and repayment of debts and equity securities, share buy-backs, share cancellation, shares held as treasury shares or resale of treasury shares for the current financial year to-date.

A7. Dividends Paid

	12 months ended 30 September	
	2005	2004
	RM'000	RM'000
Final 2004 - 9 sen (2003 - 9 sen) per share less tax	46,007	46,007
Special 2004 - 15 sen (2003 - 10 sen) per share less tax	76,677	51,118
Interim 2005 - 6 sen (2004 - 6 sen) per share tax exempt	42,599	42,599
	165,283	139,724

A8. Segment Information

Segment information is presented in respect of the Group's business segments.
Inter-segment pricing is determined based on prevailing market prices.

	12 months ended 30 September			
	Revenue		Profit before tax	
	2005	2004	2005	2004
	RM'000	RM'000	RM'000	RM'000
Plantation	1,704,254	1,726,290	417,408	441,141
Manufacturing	1,375,318	1,462,562	76,915	76,856
Retailing	736,837	715,702	(13,923)	11,893
Property development	44,258	44,506	10,149	10,396
Investment holding	341,416	307,383	34,665	25,314
Others	27,934	23,487	7,004	441
	4,230,017	4,279,930	532,218	566,041
Inter-segment elimination	(440,120)	(396,447)	-	-
	3,789,897	3,883,483	532,218	566,041
Corporate			19,621	1,692
			551,839	567,733
Finance cost			(6,744)	(5,686)
Share of results of associated companies			27,248	47,913
			572,343	609,960

A9. Valuations of Property, Plant and Equipment

The valuations of land and plantation development have been brought forward without amendment from the previous financial statement.

A10. Event Subsequent to Balance Sheet Date

On 24 October 2005, the Company entered into a conditional agreement ("the S&P") to acquire from Capital Bliss Investments Limited ("the Vendor"), a 51% equity stake in Davos Life Science Pte Ltd ("Davos") comprising 306,000 fully paid-up ordinary shares of USD1.00 each for a cash consideration of USD306,000.

Davos is a start-up company manufacturing nutraceutical, cosmetoceutical and pharmaceutical products.

The Proposed Acquisition is conditional on the fulfillment of various conditions precedent on or before 24 December 2005 or such other date mutually determined by the parties, amongst which is Bank Negara Malaysia's approval.

A11. Changes in the Composition of the Group

There were no changes in the composition of the Group arising from business combinations, acquisition or disposal of subsidiary companies and long term investments, restructurings and discontinued operations for the current quarter under review.

A12. Changes in Contingent Liabilities and Contingent Assets

There were no contingent liabilities or contingent assets since the last annual balance sheet date.

B Explanatory Notes as required by the BMSB Revised Listing Requirements

B1. Review of Performance

For the 4th quarter, the Group recorded a 6.2% drop in pre-tax profit to RM143.1 million when compared to last year's same quarter's results. Plantation profit was reduced by lower palm product prices despite an increase in FFB production while the retailing sector reported a higher loss. However, contributions from the manufacturing and property sectors improved.

The Group's pre-tax profit for the year ended 30 September 2005 decreased 6.2% to RM572.3 million when compared to the preceding year's. Lower plantation profit and a retailing sector's loss had resulted in the reduced profit. The decline in palm product prices had affected plantation profit even though FFB production had increased.

B2. Variation of Results to Preceding Quarter

The 4th quarter's pre-tax profit of the Group was 12.4% higher at RM143.1 million when compared to the previous quarter. Higher FFB and rubber production together with lower production cost, and higher dividend income contributed to the current quarter's higher profit notwithstanding an increased loss from the retailing sector.

B3 Current Year Prospects

For the current financial year ending 30 September 2006, plantation profit is anticipated to be higher based on prevailing commodity prices and an expected increase in FFB production. This together with continuing contributions from manufacturing and property sectors, the Directors are of the opinion that the Group's profit for the current financial year ending 30 September 2006 should be satisfactory.

B4. Profit Forecast and Profit Guarantee

The Group did not issue any profit forecast or profit guarantee during the current financial year to-date.

B5. Tax Expense

	Individual Quarter		Cumulative Quarter	
	3 months ended 30 September		12 months ended 30 September	
	2005	2004	2005	2004
	RM'000	RM'000	RM'000	RM'000
Current tax expense				
Malaysian taxation	26,471	26,810	98,540	89,795
Overseas taxation	9,492	3,340	28,753	25,130
	35,963	30,150	127,293	114,925
Deferred tax relating to origination of temporary differences	5,694	1,964	20,944	27,642
	41,657	32,114	148,237	142,567
(Over)/Under provision in respect of previous years				
Malaysian taxation	(1,059)	(1,658)	(1,263)	(5,190)
Overseas taxation	(385)	117	(207)	116
	(1,444)	(1,541)	(1,470)	(5,074)
	40,213	30,573	146,767	137,493
Share of associated companies' taxation	1,071	9,320	9,735	22,396
	41,284	39,893	156,502	159,889

The effective tax rates for the current quarter and year to-date are close to the statutory tax rate.

B6. Sale of Unquoted Investments and Properties

(a) There was no sale of unquoted investments during the financial quarter ended 30 September 2005 (30 September 2004 : Nil).

(b) Sale of properties

	Individual Quarter		Cumulative Quarter	
	3 months ended 30 September		12 months ended 30 September	
	2005	2004	2005	2004
	RM'000	RM'000	RM'000	RM'000
Surplus arising from government acquisitions of land	-	1,247	1,631	12,033
Surplus on sale of land	3,993	10,021	3,993	10,307

B7. Quoted Securities

(a) Purchases and sales of quoted securities other than securities in existing subsidiaries for the current quarter and financial year to-date :-

	Individual Quarter		Cumulative Quarter	
	3 months ended 30 September		12 months ended 30 September	
	2005	2004	2005	2004
	RM'000	RM'000	RM'000	RM'000
Purchases of quoted securities	2,376	4,434	72,272	31,769
Sales proceeds of quoted securities	9,007	2,845	90,742	25,219
Surplus/(Loss) on sales of quoted securities	3,646	(738)	24,103	5,316

(b) Investments in quoted securities other than securities in existing subsidiaries as at end of the reporting period were as follows :-

	30 September 2005	30 September 2004
	RM'000	RM'000
At cost		
Associated companies	40,366	156,322
Other investments	461,855	90,926
	502,221	247,248
At carrying value less allowance		
Associated companies	13,748	383,762
Other investments	461,855	89,555
	475,603	473,317

	30 September 2005 RM'000	30 September 2004 RM'000
At market value		
Associated companies	7,794	559,873
Other investments	647,904	115,748
	655,698	675,621

B8. Status of Corporate Proposals Announced

There were no corporate proposals announced but not completed at the date of this report.

B9. Group Borrowings

As at the end of the reporting period, the Group's borrowings were as follows :-

	30 September 2005		30 September 2004	
	RM'000	Amount in Foreign Currency '000	RM'000	Amount in Foreign Currency '000
(a) Repayable within 12 months :-				
(i) Term Loans				
- Secured	57,487	GBP8,653	56,379	GBP8,244
	1,551	CAD482	1,689	CAD565
	8,111	HKD16,700	5,204	HKD10,688
	5,299	AUD1,850	4,767	AUD1,750
	52,762	USD14,000	-	
	125,210		68,039	
- Unsecured	4,666	Rmb10,000	23,043	Rmb50,203
	14,481	USD3,835	-	
	19,147		23,043	
	144,357		91,082	
(ii) Bank Overdraft				
- Secured	6,821	CAD2,120	4,794	CAD1,602
	9,541	USD2,532	12,317	USD3,243
	4,437	GBP668	4,999	GBP731
	1,643	HKD3,382	-	
	22,442		22,110	
- Unsecured	6,072	GBP914	2,893	GBP423
	801	HKD1,649	-	
	6,873		2,893	
	29,315		25,003	
(iii) Short Term Borrowing				
- Unsecured	9,715		14,000	
Total repayable within 12 months	183,387		130,085	

	30 September 2005 RM'000	30 September 2005 Amount in Foreign Currency '000	30 September 2004 RM'000	30 September 2004 Amount in Foreign Currency '000
(b) Repayable after 12 months :-				
Term Loans				
- Secured	943	CAD293	1,580	CAD526
	6,989	GBP1,052	10,689	GBP1,564
	-		1,183	HKD2,433
	7,932		13,452	
- Unsecured	61,716	USD16,345	11,397	USD3,000
Total repayable after 12 months	69,648		24,849	

B10. Financial Instruments with Off Balance Sheet Risk

The forward exchange contracts entered into by the Group as at 16 November 2005 (being a date not earlier than 7 days from the date of this report) were as follows :-

		Currency	Contract Amount Million	Equivalent Amount RM million	Mature within One Year RM million	Mature in the Second Year RM million
(a)	Sale contracts	GBP	3.3	22.6	22.6	-
		AUD	2.0	5.7	5.7	-
		NZD	1.8	4.8	4.8	-
		EURO	12.0	54.9	54.9	-
		USD	128.5	483.4	474.4	9.0
(b)	Purchase contracts	EURO	4.1	18.9	18.9	-
		USD	2.1	8.1	8.1	-
		GBP	2.8	19.4	19.4	-
		CHF	1.6	4.9	4.9	-

The contracts were entered into by the Group as hedges for committed sales and purchases denominated in foreign currencies. The hedging of the foreign currencies is to minimise the exposure of the Group to fluctuations in foreign exchange on receipts and payments.

The transactions in foreign currencies which are hedged by forward foreign exchange contracts are recorded in the book at the contracted rates. Any gains or losses arising from forward contracts are recognised in the Income Statement upon maturity.

There is minimal credit risk for the forward foreign exchange contracts because these contracts are entered into with licensed financial institutions.

B11. Material Litigation

The following matters reported in the second quarter came up for trial at the High Court from 1 to 5 August 2005 :-

(a) the interim injunction by Glamour Green Sdn Bhd against the Company and its wholly-owned subsidiary, Ablington Holdings Sdn Bhd ("AHSB") restraining Ambank Berhad, the Company and AHSB from dealing with the 35,000,000 Ladang Perbadanan-Fima Berhad ("LPF") shares which AHSB acquired on 14 December 2004, and AHSB from continuing with the mandatory general offer; and

(b) the Company's and AHSB's interim order from the High Court of Malaya for the preservation of assets in LPF.

The case is still on-going.

B12. Dividend

(a) (i) A final and special ordinary dividends have been recommended;

(ii) The amount per share :-

Final Dividend : 9 sen per share less 28% Malaysian income tax
Special Dividend : 25 sen per share less 28% Malaysian income tax

(iii) The previous corresponding period :-

Final Dividend : 9 sen per share less 28% Malaysian income tax
Special Dividend : 15 sen per share less 28% Malaysian income tax

(iv) The date payable : 21 March 2006 to shareholders registered on the Company's Register as at 23 February 2006;

(v) A Depositor with the Bursa Malaysia Depository shall qualify for entitlement to the dividend only in respect of :-

(a) Shares deposited into the Depositor's securities account before 12.30 p.m. on 21 February 2006 in respect of shares which are exempted from mandatory deposit;
(b) Shares transferred into the Depositor's securities account before 4.00 p.m. on 23 February 2006 in respect of transfers; and
(c) Shares bought on the Bursa Malaysia Securities Berhad on a cum entitlement basis according to the Rules of the Bursa Malaysia Securities Berhad.

(b) The total dividend for the current financial year are 6 sen per share tax exempt and 34 sen per share less 28% Malaysian income tax (2004 : 6 sen per share tax exempt and 24 sen per share less 28% Malaysian income tax).

B13. Earnings Per Share

Basic earnings per share

The earnings per share is calculated by dividing the net profit for the period by the weighted average number of shares of the Company in issue during the period.

		Individual Quarter		Cumulative Quarter	
		3 months ended 30 September		12 months ended 30 September	
		2005	2004	2005	2004
(a)	Net profit for the period (RM'000)	99,670	107,095	410,654	430,249
(b)	Weighted average number of shares	709,977,128	709,977,128	709,977,128	709,977,128
(c)	Earnings per share (sen)	14.04	15.08	57.84	60.60

By Order of the Board
J. C. LIM
FAN CHEE KUM
Company Secretaries

23 November 2005

Form Version 2.0

Entitlements (Notice of Book Closure)

Submitted by KUALA LUMPUR KEPONG on 23/11/2005 04:59:30 PM
Reference No KL-051123-5C4F7

Submitting Merchant Bank (if applicable)	:	
Submitting Secretarial Firm Name (if applicable)	:	
* Company name	:	**Kuala Lumpur Kepong Berhad**
* Stock name	:	**KLK**
* Stock code	:	**2445**
* Contact person	:	**J. C. Lim**
* Designation	:	**Company Secretary**

* Entitlement date :**23/02/2006**

* Entitlement time :**04:00:00 PM**

* Entitlement subject :**Final Dividend**

* Entitlement description

A final dividend of 9 sen per share less 28% Malaysian Income Tax

Period of interest payment : to

Financial Year End :**30/09/2005**

Share transfer book & register of members will be closed from : to

(both dates inclusive) for the purpose of determining the entitlements

* Registrar's name ,address, telephone no

Kuala Lumpur Kepong Berhad
Wisma Taiko
1 Jalan S.P. Seenivasagam
30000 Ipoh
Perak Darul Ridzuan
Tel: 605-241 7844

Payment date :**21/03/2006**

A depositor shall qualify for the entitlement only in respect of:

* a) Securities transferred into the Depositor's Securities Account before 4:00 pm in respect of transfers :**23/02/2006**

b) Securities deposited into the Depositor's Securities Account before 12:30 pm in respect of securities exempted from mandatory deposit :**21/02/2006**

c) Securities bought on the Exchange on a cum entitlement basis according to the rules of the Exchange.

Number of new shares/securities issued (units) (If applicable) :

* Entitlement indicator : ○ **Ratio** ● **RM** ○ **Percentage**

* Entitlement in RM (RM) :**0.09**

Remarks

Form Version 2.0

Entitlements (Notice of Book Closure)

Submitted by **KUALA LUMPUR KEPONG** on **23/11/2005 04:59:29 PM**
Reference No **KL-051123-5C4F6**

	Submitting Merchant Bank (if applicable)	:
	Submitting Secretarial Firm Name (if applicable)	:
*	Company name	: **Kuala Lumpur Kepong Berhad**
*	Stock name	: **KLK**
*	Stock code	: **2445**
*	Contact person	: **J. C. Lim**
*	Designation	: **Company Secretary**

* Entitlement date :**23/02/2006**

* Entitlement time :**04:00:00 PM**

* Entitlement subject :**Special Dividend**

* Entitlement description

A special dividend of 25 sen per share less 28% Malaysian Income Tax

Period of interest payment : to

Financial Year End :**30/09/2005**

Share transfer book & register of members will be closed from : to

(both dates inclusive) for the purpose of determining the entitlements

* Registrar's name ,address, telephone no

Kuala Lumpur Kepong Berhad
Wisma Taiko
1 Jalan S.P. Seenivasagam
30000 Ipoh
Perak Darul Ridzuan
Tel: 605-241 7844

Payment date :**21/03/2006**

A depositor shall qualify for the entitlement only in respect of:

* a) Securities transferred into the Depositor's Securities Account before 4:00 pm in respect of transfers :**23/02/2006**

b) Securities deposited into the Depositor's Securities Account before 12:30 pm in respect of securities exempted from mandatory deposit :**21/02/2006**

c) Securities bought on the Exchange on a cum entitlement basis according to the rules of the Exchange.

Number of new shares/securities issued (units) (If applicable) :

* Entitlement indicator : ○ **Ratio** ● **RM** ○ **Percentage**

* Entitlement in RM (RM) :**0.25**

Remarks

Form Version 2.0

Changes in Substantial Shareholder's Interest Pursuant to Form 29B of the Companies Act. 1965

Submitted by **KUALA LUMPUR KEPONG** on **26/10/2005 03:49:30 PM**
Reference No **KL-051026-A7043**

Submitting Merchant Bank (if applicable)	:	
Submitting Secretarial Firm Name (if applicable)	:	
* Company name	:	**Kuala Lumpur Kepong Berhad**
* Stock name	:	**KLK**
* Stock code	:	**2445**
* Contact person	:	**J.C. Lim**
* Designation	:	**Company Secretary**

Particulars of substantial Securities Holder

* Name	:	**Dato' Lee Oi Hian**
* Address	:	**55 Jalan Kelab Golf, 30350 Ipoh**
* NRIC/passport no/company no.	:	**510207-08-5743**
* Nationality/country of incorporation	:	**Malaysian**
* Descriptions(class & nominal value)	:	**Ordinary Shares of RM1.00 each**
* Name & address of registered holder	:	

Batu Kawan Berhad,
Wisma Taiko, 1 Jalan S.P. Seenivasagam,
30000 Ipoh, Perak Darul Ridzuan.

Details of changes

Type of transaction	Date of change	No of securities	Price transacted (RM)
* **Acquired**	* **19/10/2005**	* **169,800**	
Acquired	**20/10/2005**	**50,000**	
Acquired	**21/10/2005**	**500,000**	

* Circumstances by reason of which change has occurred	:	**Deemed Interest**
* Nature of interest	:	**Indirect**
Direct (units)	:	**48,000**
Direct (%)	:	**0.01**
Indirect/deemed interest (units)	:	**334,351,018**
Indirect/deemed interest (%)	:	**47.09**
* **Total no of securities after change**	:	**334,399,018**
* Date of notice	:	**25/10/2005**

Form Version 2.0

Changes in Substantial Shareholder's Interest Pursuant to Form 29B of the Companies Act. 1965

Submitted by KUALA LUMPUR KEPONG on 26/10/2005 03:49:30 PM
Reference No KL-051026-A7044

Submitting Merchant Bank (if applicable)	:	
Submitting Secretarial Firm Name (if applicable)	:	
* Company name	:	**Kuala Lumpur Kepong Berhad**
* Stock name	:	**KLK**
* Stock code	:	**2445**
* Contact person	:	**J.C. Lim**
* Designation	:	**Company Secretary**

Particulars of substantial Securities Holder

* Name	:	**Dato' Lee Hau Hian**
* Address	:	**2 Jalan Raja Di-Hilir, 30350 Ipoh**
* NRIC/passport no/company no.	:	**531016-08-6041**
* Nationality/country of incorporation	:	**Malaysian**
* Descriptions(class & nominal value)	:	**Ordinary Shares of RM1.00 each**
* Name & address of registered holder	:	

Batu Kawan Berhad,
Wisma Taiko, 1 Jalan S.P. Seenivasagam,
30000 Ipoh, Perak Darul Ridzuan.

Details of changes

Type of transaction	Date of change	No of securities	Price transacted (RM)
* Acquired	* 19/10/2005	* 169,800	
Acquired	20/10/2005	50,000	
Acquired	21/10/2005	500,000	

* Circumstances by reason of which change has occurred	:	**Deemed Interest**
* Nature of interest	:	**Indirect**
Direct (units)	:	**55,500**
Direct (%)	:	**0.01**
Indirect/deemed interest (units)	:	**334,351,018**
Indirect/deemed interest (%)	:	**47.09**
* **Total no of securities after change**	:	**334,406,518**
* Date of notice	:	**25/10/2005**

Form Version 2.0

Changes in Substantial Shareholder's Interest Pursuant to Form 29B of the Companies Act. 1965

Submitted by **KUALA LUMPUR KEPONG** on **26/10/2005 03:49:31 PM**
Reference No **KL-051026-A7047**

	Submitting Merchant Bank (if applicable)	:
	Submitting Secretarial Firm Name (if applicable)	:
*	Company name	: **Kuala Lumpur Kepong Berhad**
*	Stock name	: **KLK**
*	Stock code	: **2445**
*	Contact person	: **J.C. Lim**
*	Designation	: **Company Secretary**

Particulars of substantial Securities Holder

*	Name	: **Dato' Lee Soon Hain**
*	Address	: **11 Jalan Gopeng, 30250 Ipoh**
*	NRIC/passport no/company no.	: **570807-08-6365**
*	Nationality/country of incorporation	: **Malaysian**
*	Descriptions(class & nominal value)	: **Ordinary Shares of RM1.00 each**
*	Name & address of registered holder	:

Batu Kawan Berhad,
Wisma Taiko, 1 Jalan S.P. Seenivasagam,
30000 Ipoh, Perak Darul Ridzuan

Details of changes

Type of transaction	Date of change	No of securities	Price transacted (RM)
* **Acquired**	* **19/10/2005**	* **169,800**	
Acquired	**20/10/2005**	**50,000**	
Acquired	**21/10/2005**	**500,000**	

*	Circumstances by reason of which change has occurred	: **Deemed Interest**
*	Nature of interest	: **Indirect**
	Direct (units)	:
	Direct (%)	:
	Indirect/deemed interest (units)	: **334,351,018**
	Indirect/deemed interest (%)	: **47.09**
*	**Total no of securities after change**	: **334,351,018**
*	Date of notice	: **25/10/2005**

Form Version 2.0

Changes in Substantial Shareholder's Interest Pursuant to Form 29B of the Companies Act. 1965

Submitted by **KUALA LUMPUR KEPONG** on **26/10/2005 03:49:28 PM**
Reference No **KL-051026-A703F**

Submitting Merchant Bank (if applicable)	:	
Submitting Secretarial Firm Name (if applicable)	:	
* Company name	:	**Kuala Lumpur Kepong Berhad**
* Stock name	:	**KLK**
* Stock code	:	**2445**
* Contact person	:	**J.C. Lim**
* Designation	:	**Company Secretary**

Particulars of substantial Securities Holder

* Name	:	**Di-Yi Sdn Bhd**
* Address	:	**No. 39 Persiaran Zarib 1, Taman Pinji Mewah 31500 Lahat**
* NRIC/passport no/company no.	:	**174554-M**
* Nationality/country of incorporation	:	**Malaysia**
* Descriptions(class & nominal value)	:	**Ordinary Shares of RM1.00 each**
* Name & address of registered holder	:	

Batu Kawan Berhad,
Wisma Taiko, 1 Jalan S.P. Seenivasagam,
30000 Ipoh, Perak Darul Ridzuan

Details of changes

Type of transaction	Date of change	No of securities	Price transacted (RM)
* **Acquired**	* **19/10/2005**	* **169,800**	
Acquired	**20/10/2005**	**50,000**	
Acquired	**21/10/2005**	**500,000**	

* Circumstances by reason of which change has occurred	:	**Deemed Interest**
* Nature of interest	:	**Indirect**
Direct (units)	:	
Direct (%)	:	
Indirect/deemed interest (units)	:	**334,351,018**
Indirect/deemed interest (%)	:	**47.09**
* **Total no of securities after change**	:	**334,351,018**
* Date of notice	:	**25/10/2005**

Form Version 2.0

Changes in Substantial Shareholder's Interest Pursuant to Form 29B of the Companies Act. 1965

Submitted by **KUALA LUMPUR KEPONG** on **26/10/2005 03:49:28 PM**
Reference No **KL-051026-A7040**

	Submitting Merchant Bank (if applicable)	:
	Submitting Secretarial Firm Name (if applicable)	:
*	Company name	: **Kuala Lumpur Kepong Berhad**
*	Stock name	: **KLK**
*	Stock code	: **2445**
*	Contact person	: **J.C. Lim**
*	Designation	: **Company Secretary**

Particulars of substantial Securities Holder

*	Name	: **Elionai Sdn Bhd**
*	Address	: **No. 39 Persiaran Zarib 1, Taman Pinji Mewah 31500 Lahat**
*	NRIC/passport no/company no.	: **176000-M**
*	Nationality/country of incorporation	: **Malaysia**
*	Descriptions(class & nominal value)	: **Ordinary Shares of RM1.00 each**
*	Name & address of registered holder	:

Batu Kawan Berhad,
Wisma Taiko, 1 Jalan S.P. Seenivasagam,
30000 Ipoh, Perak Darul Ridzuan

Details of changes

Type of transaction	Date of change	No of securities	Price transacted (RM)
* **Acquired**	* **19/10/2005**	* **169,800**	
Acquired	**20/10/2005**	**50,000**	
Acquired	**21/10/2005**	**500,000**	

*	Circumstances by reason of which change has occurred	: **Deemed Interest**
*	Nature of interest	: **Indirect**
	Direct (units)	:
	Direct (%)	:
	Indirect/deemed interest (units)	: **334,351,018**
	Indirect/deemed interest (%)	: **47.09**
*	**Total no of securities after change**	: **334,351,018**
*	Date of notice	: **25/10/2005** 16

Form Version 2.0

Changes in Substantial Shareholder's Interest Pursuant to Form 29B of the Companies Act. 1965

Submitted by **KUALA LUMPUR KEPONG** on **26/10/2005 03:49:29 PM**
Reference No **KL-051026-A7041**

Submitting Merchant Bank (if applicable) :
Submitting Secretarial Firm Name (if applicable) :
* Company name : **Kuala Lumpur Kepong Berhad**
* Stock name : **KLK**
* Stock code : **2445**
* Contact person : **J.C. Lim**
* Designation : **Company Secretary**

Particulars of substantial Securities Holder

* Name : **High Quest Holdings Sdn Bhd**
* Address : **No. 39 Persiaran Zarib 1, Taman Pinji Mewah 31500 Lahat**
* NRIC/passport no/company no. : **178504-D**
* Nationality/country of incorporation : **Malaysia**
* Descriptions(class & nominal value) : **Ordinary Shares of RM1.00 each**
* Name & address of registered holder :

Batu Kawan Berhad,
Wisma Taiko, 1 Jalan S.P. Seenivasagam,
30000 Ipoh, Perak Darul Ridzuan

Details of changes

Type of transaction	Date of change	No of securities	Price transacted (RM)
* **Acquired**	* **19/10/2005**	* **169,800**	
Acquired	**20/10/2005**	**50,000**	
Acquired	**21/10/2005**	**500,000**	

* Circumstances by reason of which change has occurred : **Deemed Interest**
* Nature of interest : **Indirect**

Direct (units) :
Direct (%) :
Indirect/deemed interest (units) : **334,351,018**
Indirect/deemed interest (%) : **47.09**

* **Total no of securities after change** : **334,351,018**

* Date of notice : **25/10/2005** 16

Form Version 2.0

Changes in Substantial Shareholder's Interest Pursuant to Form 29B of the Companies Act. 1965

Submitted by **KUALA LUMPUR KEPONG** on **26/10/2005 03:49:29 PM**
Reference No **KL-051026-A7042**

Submitting Merchant Bank (if applicable)	:	
Submitting Secretarial Firm Name (if applicable)	:	
* Company name	:	**Kuala Lumpur Kepong Berhad**
* Stock name	:	**KLK**
* Stock code	:	**2445**
* Contact person	:	**J.C. Lim**
* Designation	:	**Company Secretary**

Particulars of substantial Securities Holder

* Name	:	**Wan Hin Investments Sdn Bhd & Group**
* Address	:	**No. 39 Persiaran Zarib 1, Taman Pinji Mewah 31500 Lahat**
* NRIC/passport no/company no.	:	**3117-U**
* Nationality/country of incorporation	:	**Malaysia**
* Descriptions(class & nominal value)	:	**Ordinary Shares of RM1.00 each**
* Name & address of registered holder	:	

Batu Kawan Berhad,
Wisma Taiko, 1 Jalan S.P. Seenivasagam,
30000 Ipoh, Perak Darul Ridzuan

Details of changes

Type of transaction	Date of change	No of securities	Price transacted (RM)
* **Acquired**	* **19/10/2005**	* **169,800**	
Acquired	**20/10/2005**	**50,000**	
Acquired	**21/10/2005**	**500,000**	

* Circumstances by reason of which change has occurred	:	**Deemed Interest**
* Nature of interest	:	**Indirect**
Direct (units)	:	**3,750,000**
Direct (%)	:	**0.53**
Indirect/deemed interest (units)	:	**330,601,018**
Indirect/deemed interest (%)	:	**46.56**
* **Total no of securities after change**	:	**334,351,018**
* Date of notice	:	**25/10/2005**

Form Version 2.0

Changes in Director's Interest Pursuant to Section 135 of the Companies Act. 1965

Submitted by **KUALA LUMPUR KEPONG** on **26/10/2005 03:49:30 PM**
Reference No **KL-051026-A7045**

Submitting Merchant Bank (if applicable)	:	
Submitting Secretarial Firm Name (if applicable)	:	
* Company name	:	**Kuala Lumpur Kepong Berhad**
* Stock name	:	**KLK**
* Stock code	:	**2445**
* Contact person	:	**J.C. Lim**
* Designation	:	**Company Secretary**

Particulars of director

* Name	:	**Dato' Lee Oi Hian**
* Address	:	**55 Jalan Kelab Golf, 30350 Ipoh**
* Descriptions(class & nominal value)	:	**Ordinary Shares of RM1.00 each**

Details of changes

Type of transaction	Date of change	No of securities	Price transacted (RM)
* **Acquired**	* **19/10/2005**	* **169,800**	**7.900**
Acquired	**20/10/2005**	**50,000**	**7.900**
Acquired	**21/10/2005**	**500,000**	**7.900**

Circumstances by reason of which change has occurred	:	**Deemed Interest**
Nature of interest	:	**Indirect**
Consideration (if any)	:	
Total no of securities after change	:	
Direct (units)	:	**48,000**
Direct (%)	:	**0.01**
Indirect/deemed interest (units)	:	**334,351,018**
Indirect/deemed interest (%)	:	**47.09**
* Date of notice	:	**25/10/2005**

Remarks :
sh

Form Version 2.0

Changes in Director's Interest Pursuant to Section 135 of the Companies Act. 1965

Submitted by KUALA LUMPUR KEPONG on 26/10/2005 03:49:31 PM
Reference No KL-051026-A7046

Submitting Merchant Bank (if applicable) :
Submitting Secretarial Firm Name (if applicable) :
* Company name : **Kuala Lumpur Kepong Berhad**
* Stock name : **KLK**
* Stock code : **2445**
* Contact person : **J.C. Lim**
* Designation : **Company Secretary**

Particulars of director

* Name : **Dato' Lee Hau Hian**
* Address : **2 Jalan Raja Di-Hilir, 30350 Ipoh**
* Descriptions(class & nominal value) : **Ordinary Shares of RM1.00 each**

Details of changes

Type of transaction	Date of change	No of securities	Price transacted (RM)
* **Acquired**	* **19/10/2005**	* **169,800**	**7.900**
Acquired	**20/10/2005**	**50,000**	**7.900**
Acquired	**21/10/2005**	**500,000**	**7.900**

Circumstances by reason of which change has occurred : **Deemed Interest**
Nature of interest : **Indirect**
Consideration (if any) :
Total no of securities after change :
Direct (units) : **55,500**
Direct (%) : **0.01**
Indirect/deemed interest (units) : **334,351,018**
Indirect/deemed interest (%) : **47.09**
* Date of notice : **25/10/2005**

Remarks :
sh